Exhibit 99.1

News Release

Cenovus announces 2025 capital budget and corporate guidance

Calgary, Alberta (December 12, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its 2025 corporate guidance, which includes capital investment of $4.6 billion to $5.0 billion, delivering upstream production of 805,000 barrels of oil equivalent per day (BOE/d) to 845,000 BOE/d and downstream crude unit utilization of 90% to 95%. Capital investment in 2025 will include about $3.2 billion of sustaining capital to maintain base production and support continued safe and reliable operations, with an additional $1.4 billion to $1.8 billion directed towards advancing the company’s upstream growth projects. Cenovus’s disciplined capital plan and strong emphasis on cost control will support continued returns to shareholders of 100% of excess free funds flow (EFFF) over time while maintaining net debt near $4.0 billion.

“Cenovus will deliver important milestones on our major growth projects in 2025, including achieving first oil from Narrows Lake, installation of the West White Rose offshore facilities and commencement of drilling, and preparations for first steam at the Foster Creek optimization project,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “We’re entering the final year of a three-year investment cycle, which will drive planned production growth of 150,000 BOE/d by the end of 2028 and enable significant expansion of free funds flow. We will continue to be focused on controlling costs, improving the profitability of our strategic downstream business and optimizing our advantaged portfolio to deliver value for our shareholders.”

2025 highlights:
•Capital investment of between $4.6 billion to $5.0 billion, including approximately $3.2 billion of maintenance and sustaining capital and $1.4 billion to $1.8 billion of growth capital.
•Upstream production of between 805,000 BOE/d and 845,000 BOE/d, an increase of approximately 4%1 compared with 2024.
•Total downstream crude throughput of between 650,000 barrels per day (bbls/d) and 685,000 bbls/d, an increase of approximately 4%1 compared with 2024, representing crude unit utilization of between 90% and 95%.
•Oil sands non-fuel operating expenses per barrel of between $8.50 and $9.50, held flat compared with 2024.
•U.S. Refining operating expenses of $10.00/bbl to $12.00/bbl excluding turnaround costs, representing a decrease of 7%1 compared with 2024.
•General and administrative (G&A) costs are expected to remain flat relative to 2024, and expenses related to IT systems upgrades are projected to decrease significantly as the project will be recalibrated through 2025.

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News Release

2025 Guidance

(C$ before royalties)	Production / Throughput (MBOE/d / Mbbls/d)	Capital investments ($Millions)	Operating costs[3] ($/BOE)	Turnaround expenses ($MM)
Upstream[2]
Oil sands	615 - 635	2,700 - 2,800	10.75 - 12.75
Conventional	125 - 135	350 - 400	11.00 - 12.00
Atlantic	10 - 15	900 - 1,000	50.00 - 60.00
Asia Pacific	55 - 60		10.00 - 11.00
Total upstream	805 - 845	3,950 - 4,200
Downstream
Canadian Refining	100 - 105		12.00 - 14.00	-
U.S. Refining	550 - 580		10.00 - 12.00	440 - 520
Total Downstream	650 - 685	650 - 750
Total		4,600 - 5,000

1 Percentage change when compared to actual nine months ended September 30, 2024.
2 See Q3 2024 Management’s Discussion and Analysis for summary of production by product type as at September 30, 2024.
3 Upstream operating expenses are divided by sales volumes. Downstream costs exclude expensed turnaround costs and are divided by total processed inputs.
Note: Totals may not add due to rounding. Cenovus’s full 2025 guidance can be found at cenovus.com.

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2025 guidance

Oil Sands

Oil sands production guidance for 2025 is 615,000 bbls/d to 635,000 bbls/d. The guidance range includes the impact of turnarounds at Foster Creek and Sunrise, as well as planned maintenance at Christina Lake, with an expected combined annualized impact of approximately 10,000 bbls/d to 12,000 bbls/d. Production is expected to be lower in the second quarter of 2025, reflecting turnaround and maintenance activity, with production expected to ramp up into the second half of 2025. Oil sands non-fuel operating costs are expected to be in the range of $8.50/bbl to $9.50/bbl in 2025, in line with 2024, with fuel costs of $2.25/bbl to $3.25/bbl.

Cenovus plans to invest $2.7 billion to $2.8 billion in its oil sands assets, including approximately $600 million to $700 million of growth capital. Growth investment in 2025 will include progressing the optimization and the enhanced sulphur recovery projects at Foster Creek, drilling new well pads at Sunrise and development drilling at our Conventional Heavy Oil business in the Lloydminster area. The Narrows Lake tie-back remains on track for mechanical completion by year-end 2024, with first oil expected by mid-year 2025.

Conventional

The company plans to invest between $350 million and $400 million in its conventional assets. Capital will be primarily used to maintain production, with a limited amount directed to production growth. Total production is expected to be between 125,000 BOE/d and 135,000 BOE/d, with operating costs of between $11.00/BOE and $12.00/BOE, down approximately 7%4 relative to 2024.

Offshore

Total Offshore production in 2025 is expected to be in the range of 65,000 BOE/d to 75,000 BOE/d. This includes between 10,000 bbls/d and 15,000 bbls/d in the Atlantic region, reflecting the return of production from the White Rose field. Production from the Asia Pacific region is expected to be between 55,000 BOE/d and 60,000 BOE/d.

Capital spending in the Offshore segment of between $0.9 billion and $1.0 billion will be primarily directed towards completion of the West White Rose project. Both the topsides and concrete gravity structure for West White Rose have achieved mechanical completion in the fourth quarter and will be floated offshore for installation at the field location in 2025, with drilling to commence in late 2025. First oil from the West White Rose project is expected in the first half of 2026, with peak net production of approximately 45,000 bbls/d anticipated in 2028.

Downstream

Crude throughput is expected to be between 650,000 bbls/d and 685,000 bbls/d, an increase of approximately 4%4 relative to 2024 and representing a crude utilization rate of approximately 90% to 95%. The increased crude throughput reflects continued improvements in reliability due to investments and process enhancements implemented across the company’s refineries. Downstream capital investment is

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projected to be between $650 million and $750 million, a similar level compared to 2024, primarily focused on safety, maintenance and reliability initiatives.

Crude throughput in Canadian Refining is expected to be between 100,000 bbls/d and 105,000 bbls/d, with operating costs of between $12.00/bbl and $14.00/bbl, excluding expensed turnaround costs, a decrease relative to 2024 partly due to the completion of a turnaround at the Lloydminster Upgrader in the current year.

Crude throughput in U.S. Refining is expected to be 550,000 bbls/d to 580,000 bbls/d, an increase of 2% 4 from 2024, with a continued focus on demonstrating reliability and profitability improvements. U.S. Refining operating costs, excluding expensed turnaround costs, are expected to be between $10.00/bbl and $12.00/bbl, a reduction of 7%4 from 2024.

Corporate

G&A expenses, not including stock-based compensation, are expected to be in the range of $625 million to $675 million in 2025, comparable with 2024. In addition, Cenovus has decided to re-calibrate work on previously announced enterprise-wide IT systems upgrades, which will result in lower related spending in 2025. IT upgrade costs in 2025 are now expected to be approximately $50 million, down from the original plan of almost $250 million. Certain components of the project, including the replacement of the company’s enterprise resource planning systems, will be put on hold as a result of continuing to focus on controlling corporate costs. Work will continue on cyber security resilience and standardization of data governance to enhance the efficiency and effectiveness of the company’s systems. The decision to re-calibrate the project reinforces Cenovus’s commitment to disciplined capital allocation in support of increasing shareholder returns over time.

2025 planned maintenance

The following table provides details on planned maintenance and turnaround activities in 2025 and expected production or throughput impacts, as well as projected expensed turnaround costs in our downstream businesses.
4 Percentage change when compared to actual nine months ended September 30, 2024.

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Potential quarterly production/throughput impact

(MBOE/d or Mbbls/d)	Q1	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	-	30 - 40	5 - 7	-	10 - 12
Offshore	-	-	4 - 6	-	1 - 2
Conventional	-	-	-	-	-
Downstream
Canadian Refining	-	-	-	-	-
U.S. Refining	7 - 10	35 - 45	2 - 4	6 - 10	13 - 17

Potential turnaround expenses

($ Millions)	Q1	Q2	Q3	Q4	Annualized impact
Downstream
Canadian Refining	-	-	-	-	-
U.S. Refining	110 - 135	210 - 240	80 - 95	40 - 50	440 - 520

Upstream maintenance activity in 2025 includes planned turnarounds at the company’s Foster Creek and Sunrise oil sands facilities as well as maintenance at White Rose and Christina Lake. In the downstream business, one of Cenovus’s operated refineries will be conducting a turnaround in the second quarter and other planned maintenance activities will be performed in both the spring and fall of 2025. U.S. Refining turnaround expense in the second half of the year primarily reflects procurement and planning in preparation for upcoming turnarounds in 2026. The production and throughput impacts of these planned turnarounds are reflected in Cenovus’s Corporate Guidance assumptions.
For further details see the company’s 2025 guidance available here.
Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner
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tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information
This news release contains forward-looking statements and other information (collectively referred to as “forward-looking information”) about the company’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Although the company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is current only as of the date indicated above. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “advance”, “anticipate”, “commence”, “continue”, “deliver”, “develop”, “direct”, “expect”, “focus”, “hold”, “increase”, “maintain”, “opportunity”, “optimize”, “plan”, “potential”, “progress”, “project” and “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: upstream production, including timing and amounts of changes thereto; downstream utilization; capital investment; production growth; cost control; returns to shareholders; progressing growth projects; free funds flow growth; improving profitability; portfolio optimization; delivering value for shareholders; impacts of turnarounds and planned maintenance; operating costs; turnaround costs; drilling; capital allocation; throughput; reliability; general and administrative expenses; optimization; growth; safety; strategic investments; planned turnarounds; environmental performance; the West White Rose project; the tie-back of Narrows Lake; growing production at Foster Creek, Sunrise and in Conventional Heavy Oil. The 2025 guidance, as updated December 11, 2024 and available on cenovus.com, assumes: Brent prices of US$74.00 per barrel; WTI prices of US$70.00 per barrel; WCS of US$56.00 per barrel; differential WTI-WCS of US$14.00 per barrel; AECO natural gas prices of $2.05 per thousand cubic feet; Chicago 3-2-1 crack spread of US$18.50 per barrel; and an exchange rate of $0.72 US$/C$.

In addition to the price assumptions disclosed herein, the factors or assumptions on which the forward-looking information in this news release is based include: projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; our ability to finance capital expenditures and expenses on a cost-effective basis; achievement of further operating efficiencies, cost control and reductions and sustainability thereof; our forecast production volumes are subject to potential ramp down of production based on business and market conditions; foreign exchange rate, including with respect to our U.S. dollar debt and refining capital and operating expenses; future improvements in availability of product transportation capacity; realization of expected impacts of storage capacity within oil sands reservoirs; the ability of our refining capacity and existing pipeline commitments to mitigate a portion of heavy oil volumes against wider differentials; planned turnaround and maintenance activity at both upstream and downstream facilities; the effectiveness of investments in cyber security resilience and standardization of data governance; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the existence of a favourable and stable international trade environment, including tariffs; the existence of a favourable and stable regulatory framework concerning greenhouse gas emissions that includes, among other things, support from various levels of government, including financial support; and the

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successful and timely implementation of capital projects or stages thereof, including those associated with our environmental, social and governance targets.

The information in this news release is also subject to risks disclosed in our annual Management’s Discussion and Analysis (MD&A) for the period ended December 31, 2023, supplemented by updates in our most recent quarterly MD&A, available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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403-766-7711

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